Apex Critical Metals (CSE: APXC) 1450-West Pender Street Vancouver, B.C. V6C 1H2 www.apexcriticalmetals.com

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

Apex Critical Metals Corp. Completes Private Placement

of Flow-Though Units for Proceeds of $392,749.50

News Release - Vancouver, BC, - September 24, 2024: Apex Critical Metals Corp. (CSE: APXC) (OTCQB:APXCF) ("Apex" or the "Company"), is pleased to announce that it has completed a non-brokered private placement (see the Company's news release dated July 5, 2024), by issuing a total of 604,230 flow- through units (each, a "FT Unit") at a price of $0.65 per FT Unit for aggregate gross proceeds of $392,749.50 (the "Offering"). Each FT Unit is comprised of one common share in the capital of the Company issued as a "flow-through share" within the meaning of the Income Tax Act (Canada) and one common share purchase warrant (each, a "Warrant") issued on a non-flow-through basis. Each Warrant entitles the holder to receive one non-flow-through common share in the capital of the Company (each, a "Warrant Share") at a price of $1.00 per Warrant Share at any time before the date that is two (2) years following the date of issuance.

The gross proceeds from the sale of the FT Units will be used by the Company to incur eligible "Canadian exploration expenses" that will qualify as "flow-through mining expenditures" as such terms are defined in the Income Tax Act (Canada) (the "Qualifying Expenditures") related to the Company's Cap Property located in British Columbia, Canada on or before December 31, 2024. All Qualifying Expenditures will be renounced in favour of the subscribers effective December 31, 2024.

All securities issued pursuant to the Offering are subject to a statutory hold period of four (4) months and a day from the date of issuance.

None of the securities sold in connection with the Offering have been or will be registered under the United States Securities Act of 1933, as amended, and no such securities were offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Apex Critical Metals Corp.

Apex Critical Metals Corp. is a Canadian exploration company specializing in the acquisition and development of high potential rare earth elements (REE's) and niobium properties. Apex Critical Metals is publicly listed on the CSE, and its common shares currently trade under the symbol "APXC".

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Apex Critical Metals (CSE: APXC) 1450-West Pender Street Vancouver, B.C. V6C 1H2 www.apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include statements with respect to the Offering including the anticipated use of proceeds of the Offering, the renouncement of the Qualifying Expenditures and the expiry of hold periods for securities distributed pursuant to the Offering. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including risks related to factors beyond the control of the Company, including, but not limited to, the proceeds of the Offering may not be used as stated in this news release and those additional risks set out in the Company's public documents filed on SEDAR+ at www.sedarplus.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.